SEC Mail Processing Section

MAR 17 2009

Washington, DC
106

09056332

STATES
HANGE COMMISSION
Washington, D.C. 20549

K
3/25

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
AMENDED

SEC FILE NUMBER
8- 49737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secura Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Middle St.
(No. and Street)

Portsmouth (City) NH (State) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Mallon 603-433-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Lamont & McNamee, P.A.
(Name – *if individual, state last, first, middle name*)

One New Hampshire Ave, Suite 305 Portsmouth, NH 03801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

A
3/24

OATH OR AFFIRMATION

I, Edward J. Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secure Planning, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LISA A. DUGAN
MY COMMISSION EXPIRES JUNE 25, 2013
NOTARY PUBLIC
NEW HAMPSHIRE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street, Suite 101
Sanford, Maine 04073-3031
TEL 207 324-7041
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

P.O. Box 459
14 Bow Street
Exeter, NH 03833-0459
TEL 603 772-3460
FAX 603 772-7097

69 South Main Street
Rochester, NH 03867-2707
TEL 603 335-3006
FAX 603 335-4927

http://www.clmcpa.com
e-mail: clm@clmcpa.com

February 17, 2009

Mr. Edward Mallon
Secure Planning, Inc.
42 Middle Street
Portsmouth, NH 03801

Dear Mr. Mallon:

There are no differences between the Audited Computation of Net Capital as of December 31, 2008 and the broker/dealer's corresponding Unaudited Part IIA Quarterly 17a-5(a) (Focus Report) for the quarter ended December 31, 2008.

Sincerely,

Raymond L. Bald

Raymond L. Bald, CPA